The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

October 4, 2019

VIA EDGAR CORRESPONDENCE

Mindy Rotter

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re: The Hartford Mutual Funds, Inc. (SEC File No. 333-233675) (the “Registrant”)

Dear Ms. Rotter:

This letter responds to comments you provided telephonically to me and Alexander Karampatsos of Dechert LLP on September 19, 2019, in connection with your review of the registration statement on Form N-14 under the Securities Act of 1933, as amended (the “Securities Act”), related to the proposed reorganization of The Hartford International Small Company Fund (“Acquired Fund”) into the Hartford Global Impact Fund (“Acquiring Fund”), which was filed on September 9, 2019.

On behalf of the Registrant, we have reproduced your questions/comments below and immediately thereafter have provided the Registrant’s responses or described how the Registrant will address your comments in the definitive filing of the registration statement to be filed pursuant to Rule 497(b) under the Securities Act. Capitalized terms have the same meaning as defined in the registration statement.

(1)	Comment: In the Question and Answer (“Q&A”) section, it states that “substantially all of the Acquired Fund’s portfolio assets will be sold prior to the consummation of the Reorganization.” However, in the Comparison of the Investment Objectives, Principal Investment Strategies and Fundamental Investment Restrictions section it states that “[p]rior to the Reorganization, the Fund plans on engaging in transition management techniques, including disposing of securities.” Please update the disclosure to be consistent.

Response: The Registrant believes these two statements are consistent with one another. The Q&A is intended to provide a detailed description of the transition management techniques based on assets as of a specific time, while the disclosure in the Comparison of the Investment Objectives, Principal Investment Strategies and Fundamental Investment Restrictions is intended to provide a high level summary of the Fund’s plan to engage in transition management techniques. The Registrant respectfully notes that the response to Question 5 explains these two concepts together, which states in part “Based on assets as of June 30, 2019, it is expected that substantially all of the Acquired Fund’s portfolio assets will be sold prior to the consummation of the Reorganization. Prior to the Closing of the Reorganization, the Acquired Fund plans on engaging in transition management techniques, including disposing of securities. As part of the transition management techniques, the Acquired Fund plans on selling securities and purchasing securities. It is anticipated that the purchases of such securities will be consistent with the principal investment strategies of the Acquired Fund and the Acquiring Fund. As the Closing Date approaches, the Acquired Fund also may hold a portion of its assets (approximately 40%) in cash and cash equivalents (based on assets as of June 30, 2019).”

(2)	Comment: In the Q&A section and the Additional Information About the Reorganization section and in the notes to the Pro Forma Financial Information contained in the Statement of Additional Information

(“SAI”), please clarify what “substantially all” of the Acquired Fund’s portfolio assets means by including an estimated percentage of the portion of the Acquired Fund’s portfolio assets that will be sold prior to the consummation of the Reorganization.

Response: The Registrant will revise the disclosure consistent with this comment.

(3)	Comment: In Note 4 to the Pro Forma Financial Information in the SAI, please include additional information regarding the securities that will be retained.

Response: The Registrant will revise the disclosure consistent with this comment.

(4)	Comment: Please confirm supplementally that the Fee Table in the Comparison of Fees and Expenses of the Acquired Fund and the Acquiring Fund section reflects “current fees” in accordance with Item 3 of Form N-14.

Response: In light of recent redemptions from the Acquired Fund, the Registrant will restate the estimated “Other Expenses” for the Hartford Global Impact Fund (Acquiring Fund) Pro Forma using an updated projection of the assets for the Combined Fund. This restatement will increase Class I’s total annual fund operating expenses after fee waiver and/or expense reimbursement (“net expenses”) by 1 basis point. The net expenses of the other share classes will not be impacted due to contractual expense caps. As a result, the expense examples for the Hartford Global Impact Fund (Acquiring Fund) Pro Forma will also be updated. The Registrant confirms that it believes that the other fees and expenses currently reflected in the fee tables and expense examples are “current fees” in accordance with Item 3 of Form N-14.

If you have any further comments or questions, please contact me at (610) 386-4077 or at lisa.zeises@hartfordfunds.com.

Sincerely,

/s/ Lisa D. Zeises

Lisa D. Zeises

Assistant Secretary

cc:	John O’Hanlon

Alexander Karampatsos